

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Stanley Jacot, Jr.
President and Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite
Davis, CA 95618

      Re: Arcadia Biosciences, Inc.
          Registration Statement on Form S-1
          Filed September 27, 2022
          File No. 333-267637

Dear Stanley Jacot, Jr.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Mike DeAngelis